
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 12, 2016

<u>Via E-Mail</u>
Ben Chung, Esq.
Morrison and Foerster LLP
707 Wilshire Blvd.
Los Angeles, California 90017

>   Re: **Vestin Realty Mortgage II, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on September 15, 2016**
>   **File No. 0-51892**
>
>   **Schedule 13E-3**
>   **Filed by Vestin Realty Mortgage II, Inc. and Michael V. Shustek**
>   **Filed on September 19, 2016**
>   **File No. 5-82574**

Dear Mr. Chung:

        We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand the filing persons' disclosure.

        Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

<u>General</u>

1.   Based on the disclosure in Item 13 of the Company's Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In

addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Preliminary Proxy Statement

How are votes counted? Page 4

2.   Please revise the first paragraph of this section to identify which of the proposals included in this proxy statement are non-routine matters.

Board Deliberations, page 8

3.   Disclosure in the third paragraph of this section indicates that the Board reviewed and discussed the proposed Reverse Stock Split with an independent advisor. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize any presentation made by the independent advisor and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Effects of the Reverse Stock Split on our Affiliates, page 11

4.   Please disclose the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amount and percentage. Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Treatment of Fractional Shares, page 12

5.   In the revised preliminary proxy statement filed in response to this comment letter, please update clause (i) of this section to indicate the actual average per-share closing price described therein.

6.   We note that the amount the Company intends to pay for fractional shares is based on a formula which will not be capable of being calculated until after the last trading day prior to the Effective Date, which is a date after the shareholder vote to approve the Rule 13e-3 transaction. Please advise why you believe a description of the payable consideration in this manner is consistent with the requirements of Rule 13e-3(e) and Items 1, 4 and 8 of Schedule 13E-3. Refer to Items 1001, 1004 and 1014 of Regulation M-A, including clauses (i) and (ii) to Instruction 2 to Item 1014.

        In responding to this comment, please also address the disclosure on page 16 indicating that the Company's common stock has historically had limited trading activity and the likelihood that the price to be paid for fractional shares will exceed "the average per-share closing price of the Common Stock on NASDAQ for the ten (10) consecutive trading days ending on the last trading day prior to the date of the first public disclosure of the Reverse Stock Split proposal in the form of the initial filing of this proxy statement with the SEC."

Fairness of the Reverse Stock Split, page 16

7.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clauses (i) through (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(d) or (e) or explain why such factors were not deemed material or relevant. Please revise accordingly. If the procedural safeguards in Item 1014(d) and (e) were not considered, please explain why the Board and Mr. Shustek each believe the Reverse Stock Split is procedurally fair in the absence of such safeguards.

*   *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions